FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
under the
Securities Exchange Act of 1934

For the month of January 2014

000-29880
(Commission File Number)

Virginia Mines Inc.
(Translation of registrant's name into English)

200-300 St-Paul,
Quebec City, QC, Canada G1K 7R1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Signatures

Unaudited Condensed Interim Balance Sheet

Unaudited Condensed Interim Statements of Loss

Unaudited Condensed Interim Statements of Comprehensive Income (Loss)

Unaudited Condensed Interim Statements of Changes in Shareholders’ Equity

Unaudited Condensed Interim Statements of Cash Flows

Unaudited Notes to Interim Financial Statements

General Information

Basis of preparation

Changes in accounting policies

Reconciliation of mining properties

Detail of mining properties

Royalty interest in mining properties

Accounts payable and accrued liabilities

Share capital

Stock options

Earnings per share

General administrative expenses

General exploration costs

Cash flows

Financial instruments and fair value measurement

Other information

Commitments

Management’s Discussion and Analysis

CEO Certification

CFO Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: January 14, 2014

CONDENSED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED NOVEMBER 30, 2013 AND 2012

VIRGINIA MINES INC. Unaudited Condensed Interim Balance Sheet

(expressed in Canadian dollars)

	As at November 30, 2013	As at February 28, 2013
Assets

Current assets
Cash	$2,680,194	$4,057,508
Short-term investments	37,843,825	37,111,095
Tax credits for mining exploration and commodity taxes receivable	1,812,360	2,344,559
Other amounts receivable	45,987	60,296
Prepaid expenses	325,402	122,536
	42,707,768	43,695,994

Non-current assets
Mining properties (note 4)	62,229,118	58,857,272
Royalty interest in mining properties (note 5)	425,763	233,363
Property, plant and equipment	676,829	728,977
Deferred tax assets	1,380,148	1,298,006
	$107,419,626	$104,813,612

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 6)	$2,265,719	$3,966,973
Current portion of deferred lease inducements	9,404	9,404
	2,275,123	3,976,377

Non-current liabilities
Deferred lease inducements	94,041	101,094
Deferred tax liabilities	4,627,848	4,019,246
Deferred royalties	5,130,660	4,825,300
	9,852,549	8,945,640

Shareholders' Equity

Share capital (note 7)	134,958,314	130,396,873
Stock options (note 8)	7,069,469	7,523,608
Contributed surplus	492,005	480,819
Deficit	(49,651,577)	(48,039,245)
Accumulated other comprehensive income	2,423,743	1,529,540
	95,291,954	91,891,595
	$107,419,626	$104,813,612
Commitments (note 14)

Subsequent event (note 15)

The accompanying notes are an integral part of these condensed interim financial statements.

Approved by the Board of Directors

(signed) André Gaumond	, Director	(signed) André Lemire	, Director

VIRGINIA MINES INC. Unaudited Condensed Interim Statements of Loss

(expressed in Canadian dollars)

	Three-Month Periods Ended November 30,		Nine-Month Periods Ended November 30,
	2013	2012	2013	2012

Expenses
Salaries	$332,363	$306,505	$846,323	$827,056
Professional and maintenance fees	160,029	69,686	411,476	217,297
General administrative expenses (note 10)	204,143	329,509	580,436	676,316
Stock-based compensation	-	-	-	828,708
Depreciation of property, plant and equipment	25,530	18,355	75,549	51,943
General exploration costs (note 11)	212,816	183,585	822,216	745,126
Grants, credit on duties refundable for loss and
refundable tax credit for resources	-	(35,906)	-	(35,906)
Cost of mining properties abandoned or written off	234,299	784,375	2,171,565	1,061,382
	1,169,180	1,656,109	4,907,565	4,371,922

Other income (expenses)
Dividends	62,653	63,702	183,432	191,131
Interest	166,294	211,867	569,841	665,837
Fees invoiced to partners	10,843	62,420	161,738	408,671
Option payments received in excess of cost of
mining properties	-	10,000	-	10,000
Loss on sale of mining property	-	-	-	(5,722)
Gain on sale of available-for-sale investments	12,845	26,894	166,581	167,844
Gain on investments held for trading	174,294	-	437,450	-
Loss on investments designated as held for trading	-	(1,182)	(1,755)	(11,469)
Other than temporary write-down on
available-for-sale investments	-	-	(341,750)	-
	426,929	373,701	1,175,537	1,426,292

Loss before income taxes	(742,251)	(1,282,408)	(3,732,028)	(2,945,630)
Deferred tax recovery	562,028	434,949	2,119,696	1,705,055
Net loss	$(180,223)	$(847,459)	$(1,612,332)	$(1,240,575)

Per share (note 9)

Basic and diluted net loss	$(0.005)	$(0.026)	$(0.049)	$(0.039)

The accompanying notes are an integral part of these condensed interim financial statements.

VIRGINIA MINES INC. Unaudited Condensed Interim Statements of Comprehensive Income (Loss)

(expressed in Canadian dollars)

	Three-Month Periods Ended November 30,		Nine-Month Periods Ended November 30,
	2013	2012	2013	2012

Net loss	$(180,223)	$(847,459)	$(1,612,332)	$(1,240,575)

Other comprehensive income (loss)
Items that may be reclassified subsequently to
net earnings (loss)
Unrealized gain (loss) on available-for-sale investments,
net of income tax of $94,128 and $114,499 ($21,686 and
recovery of $45,558 in 2012)	605,705	139,550	736,798	(293,163)
Reclassification of other-than-temporary declines in value
on available-for-sale investments, net of income taxes
of $46,866 (nil in 2012)	-	-	301,580	-
Reclassification of gains on available-for-sale investments
realized upon sale, net of income tax expense of
$1,728 and $22,405 ($3,617 and $22,575 in 2012)	(11,116)	(23,277)	(144,175)	(145,269)

	594,589	116,273	894,203	(438,432)

Comprehensive income (loss)	$414,366	$(731,186)	$(718,129)	$(1,679,007)

The accompanying notes are an integral part of these condensed interim financial statements.

VIRGINIA MINES INC. Unaudited Condensed Interim Statements of Changes in Shareholders’ Equity

(expressed in Canadian dollars)

	Share capital	Stock options	Contributed surplus	Deficit	Accumulated other comprehensive income	Total
	$	$	$	$	$	$

Balance as at March 1, 2013	130,396,873	7,523,608	480,819	(48,039,245)	1,529,540	91,891,595

Net loss	-	-	-	(1,612,332)	-	(1,612,332)

Unrealized gain on available-for-sale investments, net of related income taxes	-	-	-	-	736,798	736,798

Reclassification of other-than-temporary declines in value on available-for-sale investments, net of related income taxes	-	-	-	-	301,580	301,580

Reclassification of gains on available-for-sale investments realized upon sale, net of related income taxes	-	-	-	-	(144,175)	(144,175)

Comprehensive loss for the period	-	-	-	(1,612,332)	894,203	(718,129)

Stock options exercised	1,260,093	(442,953)	-	-	-	817,140

Stock options cancelled	-	(11,186)	11,186	-	-	-

Issuance of shares for cash consideration	3,284,820	-	-	-	-	3,284,820

Issuance of shares for acquisition of royalty interest in mining property	192,400	-	-	-	-	192,400

Share issue expenses	(175,872)	-	-	-	-	(175,872)

Balance as at November 30, 2013	134,958,314	7,069,469	492,005	(49,651,577)	2,423,743	95,291,954

	Share Capital	Warrants	Stock options	Contributed surplus	Deficit	Accumulated other comprehensive income	Total
	$	$	$	$	$	$	$

Balance as at March 1, 2012	124,688,911	14,358	6,625,705	385,549	(45,136,428)	1,590,963	88,169,058

Net loss	-	-	-	-	(1,240,575)	-	(1,240,575)

Unrealized loss on available-for-sale investments, net of related income taxes	-	-	-	-	-	(293,163)	(293,163)

Reclassification of gains on available-for-sale investments realized upon sale, net of related income taxes	-	-	-	-	-	(145,269)	(145,269)

Comprehensive loss for the period	-	-	-	-	(1,240,575)	(438,432)	(1,679,007)

Stock-based compensation	-	-	828,708	-	-	-	828,708

Stock options exercised	1,316,898	-	(493,154)	-	-	-	823,744

Stock options cancelled	-	-	(80,912)	80,912	-	-	-

Warrants expired	-	(14,358)	-	14,358	-	-	-

Issuance of shares for cash consideration	3,180,428	-	-	-	-	-	3,180,428

Share issue expenses	(370,779)	-	-	-	-	-	(370,779)

Balance as at November 30, 2012	128,815,458	-	6,880,347	480,819	(46,377,003)	1,152,531	90,952,152

The accompanying notes are an integral part of these condensed interim financial statements.

VIRGINIA MINES INC. Unaudited Condensed Interim Statements of Cash Flows

(expressed in Canadian dollars)

	Three-Month Periods Ended November 30,		Nine-Month Periods Ended November 30,
	2013	2012	2013	2012
Cash flows from (used in) operating activities
Net loss	$(180,223)	$(847,459)	$(1,612,332)	$(1,240,575)

Adjustments for :
Deferred tax recovery	(562,028)	(434,949)	(2,119,696)	(1,705,055)
Other than temporary write-down on available-for-sale
investments	-	-	341,750	-
Loss on investments designated as held for trading	-	1,182	1,755	11,469
Gain on investments held for trading	(174,294)	-	(437,450)	-
Gain on sale of available-for-sale investments	(12,845)	(26,894)	(166,581)	(167,844)
Loss on sale of mining property	-	-	-	5,722
Option payments received in excess of cost of mining
properties	-	(10,000)	-	(10,000)
Cost of mining properties abandoned or written off	234,299	784,375	2,171,565	1,061,382
Depreciation of property, plant and equipment	25,530	18,355	75,549	51,943
Stock-based compensation	-	-	-	828,708
Amortization of deferred lease inducements	(2,351)	-	(7,053)	-
	(671,912)	(515,390)	(1,752,493)	(1,164,250)

Variation in deferred royalties	-	296,630	305,360	897,880

Changes in items of working capital
Tax credits for mining exploration and commodity
taxes receivable	121,247	543,866	404,026	87,518
Other amounts receivable	829,617	(299,039)	92,618	57,880
Prepaid expenses	(36,154)	72,792	(202,866)	(162,920)
Accounts payable and accrued liabilities	738,858	(342,455)	40,474	(2,578,493)
	1,653,568	(24,836)	334,252	(2,596,015)
	981,656	(243,596)	(1,112,881)	(2,862,385)

Cash flows from financing activities
Bank overdraft	-	(705,288)	-	-
Issuance of common shares, net of share issue expenses	415,290	2,884,472	6,415,097	5,902,224
	415,290	2,179,184	6,415,097	5,902,224

Cash flows from (used in) investing activities
Acquisition of short-term investments	(195,422)	(4,512,650)	(12,020,515)	(18,205,469)
Disposition of short-term investments	2,134,794	7,086,258	12,503,165	20,957,846
Acquisition of mining properties and capitalized
exploration costs	(1,930,298)	(3,417,225)	(7,278,456)	(13,522,368)
Change in credit on duties refundable for loss and
refundable tax credit related to exploration costs	128,173	223,025	128,173	2,180,778
Acquisition of property, plant and equipment	(5,395)	(139,492)	(51,897)	(213,868)
Option payments received	-	40,000	40,000	70,000
Acquisition of royalty interest in mining property	-	(233,363)	-	(233,363)
	131,852	(953,447)	(6,679,530)	(8,966,444)

Net change in cash	1,528,798	982,141	(1,377,314)	(5,926,605)
Cash - Beginning of period	1,151,396	3,455,967	4,057,508	10,364,713
Cash - End of period	$2,680,194	$4,438,108	$2,680,194	$4,438,108

Interest received	$209,106	$264,490	$633,436	$673,166
Dividends received	$62,653	$63,702	$183,432	$191,131
Supplemental information (note 12)

The accompanying notes are an integral part of these condensed interim financial statements.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements For the three-month and nine-month periods ended November 30, 2013 and 2012

(expressed in Canadian dollars)

1

General information

Virginia Mines Inc. (the "Company"), incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to continue the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The address of its registered office is 300 St-Paul, Suite 200, Quebec City, Quebec, Canada.

2

Basis of preparation

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of condensed interim financial statements, including IAS 34, Interim Financial Reporting, and using the same accounting policies and methods of computation as our most recent annual financial statements, except for the changes in accounting policies presented in note 3. The condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended February 28, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed interim financial statements were approved by the Board of Directors for issue on January 14, 2014.

3

Changes in accounting policies

The Company has adopted the following new and revised standards, along with any consequential amendments, effective March 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IAS 1, Presentation of Financial Statements, (“IAS 1”)

The Company has adopted the amendments to IAS 1 effective March 1, 2013. These amendments required the Company to group other comprehensive income items based on whether or not they may be reclassified to net earnings in the future. These changes did not result in any adjustments to other comprehensive income (loss) or comprehensive income (loss).

IFRS 10, Consolidated Financial Statements, (“IFRS 10”)

IFRS 10 replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27. The adoption of IFRS 10 did not affect the Company's financial statements.

IFRS 11, Joint Arrangements, (“IFRS 11”)

IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). We conducted a review of our working interests and determined that the adoption of IFRS 11 did not result in any change in the accounting treatment of these working interests.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements For the three-month and nine-month periods ended November 30, 2013 and 2012

(expressed in Canadian dollars)

IFRS 12, Disclosure of Interests in Other Entities, (“IFRS 12”)

IFRS 12 establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosures that address the nature of, and risks associated with, an entity’s interests in other entities. The standard includes disclosure requirements for entities covered under IFRS 10 and IFRS 11. The adoption of IFRS 12 did not affect the Company's financial statements.

IFRS 13, Fair Value Measurement, (“IFRS 13”)

IFRS 13 provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on March 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at March 1, 2013.

4	Mining properties Reconciliation of mining properties

		Acquisition cost
	Exploration costs	Mining properties	Claims	Total

Balance as at February 28, 2013	$45,992,971	$8,935,283	$3,929,018	$58,857,272

Costs incurred	5,105,139	1,473	354,116	5,460,728
Mining properties under option	(10,464)	(29,375)	(161)	(40,000)
Mining properties abandoned or written off	(780,783)	(1,196,614)	(194,168)	(2,171,565)
Non-refundable tax adjustment	122,683	-	-	122,683

Balance as at November 30, 2013	$50,429,546	$7,710,767	$4,088,805	$62,229,118

On June 28, 2013, the Company signed a strategic alliance with Altius Minerals Corporation (« Altius ») whereby the Company and Altius will cooperate to explore geological settings favourable for different types of mineralization in the Labrador Trough. A budget of approximately $600,000 has been allocated to the 2013 campaign.

On July 11, 2013, IAMGOLD Corporation terminated the agreement on the Lac Pau property giving it the option to acquire a 50% interest.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements For the three-month and nine-month periods ended November 30, 2013 and 2012

(expressed in Canadian dollars)

Detail of mining properties

	# Claims	Undivided interest	Balance as at March 1, 2013	Costs incurred	Mining properties abandoned, written off or under option and related tax credits	Balance as at November 30, 2013
		%	$	$	$	$
Anatacau	207
Acquisition costs		0	96,346	3,024	-	99,370
Exploration costs			1,338,328	436,479	-	1,774,807
			1,434,674	439,503	-	1,874,177

Ashuanipi	596
Acquisition costs		50	88,949	-	-	88,949
Exploration costs			1,563,678	-	-	1,563,678
			1,652,627	-	-	1,652,627

Baie Payne	471
Acquisition costs		50	605,545	-	-	605,545
Exploration costs			534,849	-	-	534,849
			1,140,394	-	-	1,140,394

Corvet Est	599
Acquisition costs		50	111,912	13,761	(5,630)	120,043
Exploration costs			1,647,234	3,223	(73,941)	1,576,516
			1,759,146	16,984	(79,571)	1,696,559

Coulon	498
Acquisition costs		100	4,949,117	36,883	(1,219,000)	3,767,000
Exploration costs			14,472,752	1,192,096	(6,317)	15,658,531
			19,421,869	1,228,979	(1,225,317)	19,425,531

Éléonore Régional	903
Acquisition costs		100	460,145	26,014	(4,862)	481,297
Exploration costs			2,118,111	525,230	(26,433)	2,616,908
			2,578,256	551,244	(31,295)	3,098,205

Lac Gayot	530
Acquisition costs		100	1,897,727	-	(29,536)	1,868,191
Exploration costs			672,310	-	(10,464)	661,846
			2,570,037	-	(40,000)	2,530,037

	(forward)		30,557,003	2,236,710	(1,376,183)	31,417,530

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements For the three-month and nine-month periods ended November 30, 2013 and 2012

(expressed in Canadian dollars)

	# Claims	Undivided interest	Balance as at March 1, 2013	Costs incurred	Mining properties abandoned, written off or under option and related tax credits	Balance as at November 30, 2013
		%	$	$	$	$

	(brought forward)		30,557,003	2,236,710	(1,376,183)	31,417,530

La Grande Sud	188
Acquisition costs		100	77,580	13,104	-	90,684
Exploration costs			1,577,840	13,712	-	1,591,552
			1,655,420	26,816	-	1,682,236

Lac Pau	802
Acquisition costs		100	162,029	6,944	-	168,973
Exploration costs			3,339,113	(1,677)	-	3,337,436
			3,501,142	5,267	-	3,506,409

Nichicun	298
Acquisition costs		100	77,066	25,146	-	102,212
Exploration costs			2,265,356	56,712	-	2,322,068
			2,342,422	81,858	-	2,424,280

Poste Lemoyne Ext.	605
Acquisition costs		100	1,247,293	51,499	-	1,298,792
Exploration costs			7,051,696	297,277	-	7,348,973
			8,298,989	348,776	-	8,647,765

Trieste	525
Acquisition costs		100	130,615	12,348	-	142,963
Exploration costs			1,406,821	143,926	-	1,550,747
			1,537,436	156,274	-	1,693,710

Wabamisk	1,004
Acquisition costs		100	848,492	6,148	(54,939)	799,701
Exploration costs			4,914,182	1,257,275	(345,401)	5,826,056
			5,762,674	1,263,423	(400,340)	6,625,757

Others
Acquisition costs			2,111,485	160,718	(106,351)	2,165,852
Exploration costs			3,090,701	1,180,886	(206,008)	4,065,579
			5,202,186	1,341,604	(312,359)	6,231,431

Total
Acquisition costs			12,864,301	355,589	(1,420,318)	11,799,572
Exploration costs			45,992,971	5,105,139	(668,564)	50,429,546
			58,857,272	5,460,728	(2,088,882)	62,229,118

All mining properties are located in the province of Quebec.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements For the three-month and nine-month periods ended November 30, 2013 and 2012

(expressed in Canadian dollars)

5

Royalty interest in mining properties

On May 8, 2013, TerraX Minerals Inc. ("TerraX") granted the Company the option to purchase a 2% NSR on the Northbelt Property in Yellowknife, NWT, in consideration of the issuance of 20,000 shares of the Company. This option will entitle the Company to purchase a 2% NSR on production by payment of $2,000,000 within three months following commencement of production.

6	Accounts payable and accrued liabilities

		As at November 30, 2013	As at February 28, 2013
		$	$

	Advances from partners	1,041,948	679,742
	Trade	451,278	2,624,675
	Premium related to flow-through shares	772,493	662,556
		2,265,719	3,966,973

7	Share capital

	The share capital issued has varied as follows:

		Nine-Month Period Ended November 30, 2013		Year Ended February 28, 2013
		Number	$	Number	$

	Balance - beginning of period	32,506,633	130,396,873	31,884,740	124,688,911

	Stock options exercised	140,000	1,260,093	167,250	1,452,309
	Issuance of shares for acquisition
	of mining properties	-	-	7,500	75,345
	Issuance of shares for acquisition of royalty
	interest in mining property (note 5)	20,000	192,400	-	-
	Issuance of shares for a cash consideration (a)	331,800	3,284,820	447,143	4,314,145
	Share issue expenses	-	(175,872)	-	(133,837)
	Balance - end of period	32,998,433	134,958,314	32,506,633	130,396,873

(a) Detail of the issuance of flow-through shares:

On March 20, 2013, the Company completed a private placement of 331,800 flow-through common shares at a price of $18.10 per share for gross proceeds of $6,005,580. A premium of $2,557,514, net of issue expenses, was accounted for as a premium related to flow-through shares in accounts payable and accrued liabilities. Issue expenses of $385,844 related to this placement were incurred.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements For the three-month and nine-month periods ended November 30, 2013 and 2012

(expressed in Canadian dollars)

8

Stock options

The Company has established a stock option plan under which certain key employees, officers, directors and suppliers may be granted stock options of the Company. The number of stock options cannot exceed, at any time, 10% of the number of outstanding shares. Options vest immediately and are exercisable over a maximum period of ten years following the grant date. The stock option price is always higher than the last closing price on the day of grant at the Toronto Stock Exchange.

At the next shareholders' meeting, the Company's shareholders will be asked to approve and authorize all unallocated options issuable under the plan for three years.

The following table presents the stock option activity since March 1, 2012 and summarizes information about stock options outstanding and exercisable as at November 30, 2013:

		Nine-Month Period Ended November 30, 2013		Year Ended February 28, 2013
		Number	Weighted average exercise price	Number	Weighted average exercise price
			$		$

Outstanding and exercisable - beginning of period		2,193,750	6.55	1,997,000	5.94
Granted		-	-	383,000	9.40
Exercised		(140,000)	5.84	(167,250)	5.43
Cancelled		(2,500)	9.18	(19,000)	9.09

Outstanding and exercisable - end of period		2,051,250	6.60	2,193,750	6.55

For the nine-month period ended November 30, 2013, the weighted average share price on the date of exercise of stock options was $10.58 ($9.78 for the year ended February 28, 2013).

The following table summarizes information about stock options outstanding and exercisable as at November 30, 2013:

Options outstanding and exercisable
Range of exercise prices	Number	Weighted average remaining contractual life	Weighted average exercise price
		(years)	$

$3.21 to $4.44	645,500	3.06	4.04
$5.22 to $7.68	761,750	5.26	6.50
$9.00 to $9.87	644,000	8.43	9.28

The fair value of stock options granted has been estimated using the Black & Scholes model with the following assumptions:
				Year ended February 28, 2013

Risk-free interest rate				1.38%
Expected volatility				44%
Dividend yield				Nil
Weighted average expected life				69 months
Weighted average fair value of options granted				$3.98
Weighted average fair value of share price at the date of the grant				$9.39

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements For the three-month and nine-month periods ended November 30, 2013 and 2012

(expressed in Canadian dollars)

9

Earnings per share

For the three-month and nine-month periods ended November 30, 2013 and 2012, there was no difference between the basic and diluted loss per share since the stock options were anti-dilutive. Accordingly, the diluted loss per share for these periods was calculated using the basic weighted average number of shares outstanding.

	Three-Month Periods Ended November 30,		Nine-Month Periods Ended November 30,
	2013	2012	2013	2012

Basic weighted average number of shares outstanding	32,979,625	32,224,353	32,872,524	32,082,637
Stock options	769,999	801,189	720,462	744,754

Diluted weighted average number of shares outstanding	33,749,624	33,025,542	33,592,986	32,827,391

Items excluded from the calculation of diluted loss
per share because the exercise price was greater than
the average quoted value of the common shares
Warrants	-	-	-	-
Stock options	-	-	-	-

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements For the three-month and nine-month periods ended November 30, 2013 and 2012

(expressed in Canadian dollars)

10	General administrative expenses

		Three-Month Periods Ended November 30,		Nine-Month Periods Ended November 30,
		2013	2012	2013	2012

	Office rental	$40,294	$96,373	$122,824	$160,451
	Administrative and professional services	(6,637)	(5,644)	(19,191)	(16,887)
	Advertising and exhibitions	49,979	52,767	89,083	97,540
	Travel expenses	32,766	20,812	76,773	64,861
	Donations and sponsorships	14,500	105,944	39,455	133,154
	Training and tuition	9,647	9,196	37,057	16,696
	Insurance	12,142	11,395	38,110	34,754
	Interest on notices of assessment	-	-	-	43,537
	Office expenses and other	51,452	38,666	196,325	142,210
		$204,143	$329,509	$580,436	$676,316

11	General exploration costs

		Three-Month Periods Ended November 30,		Nine-Month Periods Ended November 30,
		2013	2012	2013	2012
	Salaries and fees	$120,142	$117,169	$473,808	$320,802
	Transport	15,729	45,601	197,314	126,456
	Field expenditures	76,945	20,815	151,094	77,084
	Other	-	-	-	220,784
		$212,816	$183,585	$822,216	$745,126

12	Cash flows

	Items not affecting cash
		Three-Month Periods Ended November 30,		Nine-Month Periods Ended November 30,
		2013	2012	2013	2012
	Related to financing activities:
	Share issue expenses included in accounts
	payable and accrued liabilities	$-	$22,561	$-	$22,561

	Related to investing activities:

	Acquisition of mining properties and
	exploration costs included in
	accounts payable and accrued liabilities	$144,636	$199,690	$144,636	$199,690
	Non-refundable tax adjustment
	included in mining properties	$-	$-	$122,683	$-
	Acquisition of property, plant
	and equipment included in accounts
	payable and accrued liabilities	$1,438	$313,284	$1,438	$313,284

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements For the three-month and nine-month periods ended November 30, 2013 and 2012

(expressed in Canadian dollars)

13	Financial instruments and fair value measurement

	a) Financial instruments The classification of financial instruments as at November 30, 2013 and February 28, 2013 is summarized as follows:

						As at November 30, 2013
						Carrying value	Fair value
	At fair value through profit or loss		Available-for-sale	Loans and receivables	Financial liabilities at amortized cost	Total	Total
		$	$	$	$	$	$
	Financial assets
	Cash	-	-	2,680,194	-	2,680,194	2,680,194
	Short-term investments	600,596	37,243,229	-	-	37,843,825	37,843,825
	Other amounts receivable	-	-	45,987	-	45,987	45,987
		600,596	37,243,229	2,726,181	-	40,570,006	40,570,006

	Financial liabilities
	Accounts payable and accrued
	liabilities	-	-	-	1,493,226	1,493,226	1,493,226

						As at February 28, 2013
						Carrying value	Fair value
	At fair value through profit or loss		Available-for-sale	Loans and receivables	Financial liabilities at amortized cost	Total	Total
		$	$	$	$	$	$
	Financial assets
	Cash	-	-	4,057,508	-	4,057,508	4,057,508
	Short-term investments	130,948	36,980,147	-	-	37,111,095	37,111,095
	Other amounts receivable	-	-	60,296	-	60,296	60,296
		130,948	36,980,147	4,117,804	-	41,228,899	41,228,899

	Financial liabilities
	Accounts payable and accrued
	liabilities	-	-	-	3,304,417	3,304,417	3,304,417

The Company's financial assets at fair value through profit or loss comprise convertible debentures and warrants. The available-for-sale assets comprise bonds, trust units and investments in public companies (shares).

Other amounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying value approximates their fair value due to their short-term maturity. Cash is measured at fair value.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements For the three-month and nine-month periods ended November 30, 2013 and 2012

(expressed in Canadian dollars)

b) Fair value measurement

Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – valuation based on quoted prices observed in active markets for identical assets or liabilities.

Level 2 – valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

As at November 30, 2013, the classification of the Company's financial instruments, recorded at fair value on a recurring basis, was as follows:

	As at November 30, 2013
	Level 1	Level 2	Level 3
	$	$	$
Financial assets

Shares and trust units	6,949,937	-	-
Bonds	-	30,293,292	-
Warrants	-	600,596	-

Total	6,949,937	30,893,888	-

	As at February 28, 2013
	Level 1	Level 2	Level 3
	$	$	$
Financial assets

Shares and trust units	5,398,895	-	-
Bonds and convertible debentures	-	31,712,200	-

Total	5,398,895	31,712,200	-

In the current quarter, the Company transferred, from level 2 to level 1, common shares that were no longer on a sale period restriction.

No other transfer attributable to changes in the observability of market data was made among the fair value measurement hierarchy levels during the three-month and nine-month periods ended November 30, 2013 and the year ended February 28, 2013.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements For the three-month and nine-month periods ended November 30, 2013 and 2012

(expressed in Canadian dollars)

The valuation techniques that are used to measure fair value are as follows:

The fair value of shares and trust units is established using the bid price on the most beneficial active market for these instruments that is readily available to the Company. When a bid price is not available, the Company uses the closing price of the most recent transaction on such instrument. If the instrument is on a sale period restriction, the fair value is discounted and the instrument is classified in level 2.

The fair value of warrants is established through the use of the Black & Scholes pricing model, which uses share price inputs and volatility measurements. If the instrument is on a sale period restriction, the fair value is discounted.

The fair value of bonds and convertible debentures is valued at bid price using independent pricing services or dealer prices.

Other information

As at November 30, 2013, gross unrealized losses on available-for-sale securities totalled $308,548 ($67,937 as at February 28, 2013). Of this sum, an amount of $130,148 ($16,308 as at February 28, 2013) is related to bonds and results from changes in market interest rates and not to deterioration in the creditworthiness of issuers. The balance of $178,400 ($51,629 as at February 28, 2013) related to common shares is mainly explained by fluctuations of prices in the market. The Company has the ability and intent to hold these securities for a period of time sufficient to allow for recovery in fair value. It assesses that the gross unrealized losses are not significant or prolonged.

The total interest income for financial assets that are not classified as at fair value through profit or loss for the three-month and nine-month periods ended November 30, 2013 is $173,000 and $515,000 ($205,000 and $600,000 for the three-month and nine-month periods ended November 30, 2012).

14

Commitments

The Company is committed to incurring exploration expenses of $8,005,585 by December 31, 2014 and transferring these expenditures to the subscribers of its flow-through share underwriting completed on January 16, 2013 and March 20, 2013. As at November 30, 2013, the Company spent $6,223,233 according to this commitment.

15

Subsequent event

On December 20, 2013, the Company subscribed by way of a private placement for 555,556 common shares of TerraX at a price of $0.45 per share for gross proceeds of $250,002. The private placement includes half a warrant per share and each whole warrant will entitle the Company to purchase one common share at a price of $0.50 for a period of 24 months.

Following the private placement, the Company holds the beneficial ownership and control of 10.51% of the outstanding common shares of TerraX.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED NOVEMBER 30, 2013 AND 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

Any statement or reference to dollar amounts herein shall mean lawful money of Canada unless otherwise indicated.

SCOPE OF MANAGEMENT’S FINANCIAL ANALYSIS

The following analysis should be read in conjunction with the unaudited condensed interim financial statements of Virginia Mines Inc. (the "Company") and the accompanying notes for the three-month and nine-month periods ended November 30, 2013 and 2012. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The reader should also refer to the annual Management’s Discussion and Analysis of financial position as at February 28, 2013, and results of operations, including the section describing the risks and uncertainties.

The information contained herein is dated as of January 14, 2014, date of the approval by the Board of the Management’s Discussion and Analysis and the Financial Statements.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking information and statements, which constitute “forward-looking information” under Canadian securities law and which may be material regarding, among other things, the Company’s beliefs, plans, objectives, estimates, intentions and expectations. Forward-looking information and statements are typically identified by words such as “anticipate”, “believe”, “expect”, “estimate”, “forecast”, “goal”, “intend”, “plan”, “will”, “may”, “should”, “could” and similar expressions. Specific forward-looking information in this document includes, but not limited to, statements with respect to the Company’s future operating and financial results, its exploration activities, its capital expenditure plans and the ability to execute on its future operating, investing and financing strategies.

These forward-looking information and statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect us. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

NATURE OF ACTIVITIES

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company specializes in searching for gold and base metal deposits in mostly unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Achaean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of explicit agreements governing the access to the territory. The Company is among the most active exploration companies in Quebec with a large portfolio of properties.

1

EXPLORATION ACTIVITIES

Activities Summary

During the three-month period ended November 30, 2013, exploration costs rose to $1,307,000 compared to $2,085,000 for the corresponding period of the preceding year. The Company’s cumulative exploration costs for the first nine months of the current year totalled $5,927,000 compared to $11,493,000 for the same period in 2012. During the recent quarter, the Company was mainly active on the Anatacau-Wabamisk project and to a lesser extent on the Ashuanipi and Coulon projects.

ANATACAU-WABAMISK PROPERTY

During the current quarter, the Company completed surface exploration including prospecting, mechanical stripping and geological mapping on the Anatacau-Wabamisk property, located in the area of the Opinaca Reservoir, Quebec Middle-North. The property is located 30 kilometres to the southwest of the Opinaca Reservoir, about 290 kikometres to the north of the town of Matagami, province of Quebec. The property consists of 1,211 designated claims covering a surface of 63,684 hectares split on two adjoining portions: the Anatacau part, with 207 claims constituting the southeastern portion of the property, and the Wabamisk part, with 1,004 claims constituting the main part of the property. The Company owns a 100% interest in the Wabamisk portion (with the exception of the royalties related to the 69 claims of the former Lac H property) while IAMGOLD Corporation (“IAMGOLD”) owns a 100% interest in the Anatacau portion. As per an agreement entered into in May 2007, the Company has the option of acquiring a 100% interest in the Anatacau portion in consideration of a $25,000 payment (made upon signing of the agreement) and $3 million in exploration work to be carried out before December 31, 2015. Should the Company acquire a 100% interest in the property, IAMGOLD will retain a 2% NSR on this portion of the property. The Company may buy back half (1%) of this royalty for $1.5 million.

Surface work led to the discovery, near the end of the field campaign, of a new auriferous corridor at the western boundary of the Wabamisk grid, in the central portion of the property. This corridor is defined by a string of new gold showings stretching some 3.5 kilometres in a general ENE-WSW direction. This new structure is parallel to the auriferous corridor hosting the Mustang vein, but is located four kilometres further to the north, in the same sequence of folded sedimentary rocks. In general, the new gold showings consist of decimetric to metric quartz veins followed laterally over plurimetric distances within altered (actinolite-sericite-biotite-chlorite) and mineralized (arsenopyrite-pyrite and disseminated pyrrhotite) meta-wackes. The three most significant showings discovered along this corridor (Challenger, Interceptor and Trailblazer) revealed visible gold, sometimes in considerable quantities, and they were the object of mechanical stripping and channel sampling in the fall of 2013.

The Challenger showing consists of a decimetric quartz vein followed over 10 metres or so laterally and the structure containing the vein is visible over several tens of metres. The hosting meta-wacke is chlorite-actinolite-sericite altered with pyrrhotite and arsenopyrite disseminated in the wallrocks. The auriferous vein, oriented at 255º with a steep dip, contains several tens of fine-to-medium-grained gold specks. Samples collected to characterize the vein graded between 2.34 and 278 g/t Au. Two channel samples on the vein and their immediate footwall yielded 1.47 g/t Au over 1.1 metres and 5.67 g/t Au over 1 metre. A halo of very anomalous gold-bearing values is developed over several metres across in the meta-wacke hosting the vein. This halo returned channel values of 0.25 g/t Au over 8 metres (open) and 0.35 g/t Au over 4 metres (open) with individual channel samples reaching 0.67 g/t Au over 1 metre.

The Interceptor showing is located 300 metres to the east of the Challenger showing, in its direct extension. Stripping exposed a quartz vein of up to 1.5 metres in thickness, which was followed over more than 20 metres laterally. The vein and its altered and mineralized envelope can reach up to 2.5 metres wide. Despite the presence of a few gold grains observed in the vein during channel sampling, the best result obtained was 2.48 g/t Au over 0.9 metres. However, two samples of a decimetric quartz vein located on an outcrop, situated about 30 metres or so to the east of the Interceptor showing, yielded values of 6.93 and 8.63 g/t Au, respectively.

The Trailblazer showing is located two kilometres further east, along the same gold-bearing structure. Stripping exposed a decimetric quartz vein, which is followed over tens of metres laterally. The vein’s immediate footwall is characterized by a strong biotite alteration as well as by a finely disseminated (1-5%) pyrrhotite mineralization forming, in general, a decimetric envelope. The vein contains several visible gold grains thus yielding high values varying from 29.7 g/t Au to 351 g/t Au in grab samples. The best channel result was however more modest with 3.85 g/t Au over 0.7 metres.

2

The other similar showings, discovered along the new gold-bearing structure, did not contain any visible gold and they yielded lower results that did not exceed 2.14 g/t Au in selected samples. The gold-bearing structure probably extends towards the west as a centimetric quartz vein, discovered in 2011 and located one kilometre west of the Challenger showing, graded up to 69.9 g/t Au in selected samples. Another comparable showing grading 24.4 g/t Au in selected samples was also discovered this year, about two kilometres south of the Challenger-Interceptor-Trailblazer structure, on the Anatacau portion of the property. The discovery of this showing and of a few less important showings in the same area could suggest the presence of a third gold-bearing corridor between the two main structures.

The Company is encouraged by the results of the 2013 field campaign. The auriferous quartz-vein network, which includes the Mustang vein, the Isabelle showing and several other already-known showings, continues to expand as evidenced with the recent discovery of several new auriferous quartz veins of same nature. Recent work led to a better structural understanding of this plurikilometric system. Indeed, it is increasingly becoming a fact that the location of the main auriferous quartz veins are controlled by structures generally ENE-WSW-oriented, parallel to major fold axis affecting the sequence of meta-wackes. To date, two main structures have been identified and additional work could result in confirming a third structure. These plurikilometric fertile corridors have been spot-tested and remain totally open laterally. In the next months, the Company will interpret the results of a lithogeochemical sampling campaign (288 samples) and of a till survey (242 samples) carried out in the fall of 2013 over the entire property. Work should define several new interesting targets in addition to the ones already known in the Mustang area. A new diamond-drilling campaign is planned for the winter of 2014.

During the recent quarter, the Company spent $446,000 ($1,703,000 for the nine-month period ended November 30, 2013) on the Anatacau-Wabamisk project.

ASHUANIPI PROPERTY

The Company has now received all assay results of the August 2013 exploration program on the Ashuanipi project. The program consisted of eight holes for 1,248 metres as well as prospecting and mechanical stripping. This project is located in the James Bay region, province of Quebec, more precisely in the southern part of the Caniapiscau Reservoir, about 180 kilometres to the northwest of the mining town of Fermont. The property consists of 596 claims covering a surface of 30,371.12 hectares. As per an agreement concluded in fiscal year 2012 with Anglo American plc (“AAEC”), the Company transferred to the latter a 50% interest in the 596 mining claims forming the property. To maintain its 50% interest in the property, AAEC must engage $5 million in exploration work over a five-year period. AAEC may, at its sole discretion, accelerate such funding. The Company is the operator.

Drilling tested at shallow depth the Falcon Nord, Falcon Sud and Eagle showings on the main grid of the southern block of the Ashuanipi project. Drilling yielded mixed results including best values of 0.76 g/t Au over 5.5 metres in the Eagle area, as well as 0.42 g/t Au, 6.1 g/t Ag and 0.71% Cu over 4 metres in the Falcon sector.

However, prospecting and mechanical stripping carried out simultaneously with drilling led to the discovery of an interesting alteration and mineralization system within a mafic to intermediary volcanic sequence on the northeastern grid also situated on the southern block. The mineralization consists of disseminated pyrrhotite-chalcopyrite (1-10% in general) and is associated with metric to plurimetric, calc-silicate (actinolite-biotite-quartz) alteration zones within mafic volcanics. Thus far, this kilometric system yielded several values anomalous in gold, copper and silver. The best value arises from a channel sample that returned 2 g/t Au, 10.9 g/t Ag and 1% Cu over 2 metres, including 3.12 g/t Au, 16 g/t Ag and 1.49% Cu over 1 metre. Comparable alteration zones, located one kilometre to the south in intermediate volcanics, returned values anomalous in zinc-silver, including 3.1 g/t Ag and 0.16% Zn over 16 metres, 0.10% Zn over 11 metres and 0.15% over 6 metres.

This new alteration and mineralization system is traced by trenching laterally over several kilometres and is associated with strong, kilometric IP anomalies. The system remains relatively unexplored. The Company and its partner are currently evaluating all these results before proceeding further.

During the recent quarter, AAEC spent $67,000 ($998,000 for the nine-month period ended November 30, 2013) on the Ashuanipi project.

3

COULON PROPERTY

The Company also received all assay results of the surface lithogeochemical sampling program carried out on its 100%-owned Coulon project. The property is located 15 kilometres north of the Fontanges airport, Quebec Middle-North. It consists of 498 claims covering a surface of 24,767.12 hectares. This campaign aimed to better characterize the lithologies and surface alterations in order to identify new areas of interest and facilitate the geological modelling of the property.

For this purpose, over more than 800 samples were collected during the campaign. At first, work confirms the continuity to the southwest of the fertile, felsic, volcanic sequence over several kilometres further its current interpreted limit. This fertile sequence now totals a surface of over 70 square kilometres, which compares favourably to the fertile volcanic sequences of the Rouyn-Noranda (60 km2) and Matagami (54 km2) mining camps. The lithogeochemical survey outlined many new sectors of hydrothermal alteration typical of VMS (sodium leaching and magnesium enrichment) specifically to the south and southwest of the Spirit area, to the south of the Tension showing as well as in the new portion of the fertile volcanic sequence defined to the southwest. These kilometric to plurikilometric sectors are little explored to date and have a huge potential for discovery of new massive sulphide lenses at shallow and moderate depths. The survey also confirmed the potential of already-known areas.

The interpretation of all these results is currently in progress and a new drilling campaign should follow in winter 2014.

During the recent quarter, the Company spent $91,000 ($1,229,000 for the nine-month period ended November 30, 2013) on the Coulon project.

OUTLOOK FOR THE NEXT QUARTER

As previously mentioned, the Company intends to carry out, during the next quarter, diamond drilling on its Coulon and Anatacau-Wabamisk projects. However, the scale of these campaigns is yet to be defined as the interpretation of the summer-fall field results is still in progress.

In addition to drilling, the Company also intends to conduct geophysical surveys (induced polarisation) on a few other projects including Éléonore Régional, Lac Ménarik, Trieste and Poste Lemoyne Extension.

Furthermore, as the Company did not participate in the 2013 drilling campaign on its Baie Payne project, which is now completed, its participation will be diluted accordingly.

SELECTED FINANCIAL INFORMATION

	Three-Month Periods Ended		Nine-Month Periods Ended
	November 30, 2013 $	November 30, 2012 $	November 30, 2013 $	November 30, 2012 $
Expenses	1,169,000	1,656,000	4,908,000	4,372,000
Other income	427,000	374,000	1,176,000	1,426,000
Net loss	(180,000)	(847,000)	(1,612,000)	(1,241,000)
Basic and diluted net loss per share	(0.005)	(0.026)	(0.049)	(0.039)

RESULTS OF OPERATIONS

COMPARISON BETWEEN THE THREE-MONTH AND NINE-MONTH PERIODS ENDED NOVEMBER 30, 2013 AND 2012

Expenses

For the three-month and nine-month periods ended November 30, 2013, expenses totalled $1,169,000 and $4,908,000, respectively, representing a decrease of $487,000 and an increase of $536,000, respectively, compared to the corresponding periods of last year. Variations are detailed below.

4

For the three-month and nine-month periods ended November 30, 2013, salaries totalled $332,000 and $846,000, respectively, representing increases of $25,000 and $19,000 compared to the corresponding periods of last year. These variations are due mainly to an increase in annual salaries paid to the employees of the Company and to the implementation of a group insurance in the third quarter of last year.

For the current period, professional and maintenance fees totalled $160,000, representing an increase of $90,000 compared to the corresponding period of last year, and for the nine-month period ended November 30, 2013, they totalled $411,000, representing an increase of $194,000 compared to the corresponding period of the previous year. These increases result mainly from tax, legal and mining consulting services.

General administrative expenses totalled $204,000 for the current period compared to $330,000 for the same period of the preceding year, representing a decrease of $126,000 that results mainly from the donations and office rental fees with the write-off of all remaining payments of the former office rental lease in the third quarter of last year. For the nine-month period ended November 30, 2013, expenses amounted to $580,000 compared to $676,000 for the corresponding period of the preceding year, representing a decrease of $96,000 that mainly results from the donations, office rental fees and an interest expense related to a notice of assessment from Revenu Québec posted last year and partially offset by increases in sustainable development and tuition fees.

There was no stock-based compensation for the three-month and nine-month periods ended November 30, 2013, compared to nil and $829,000 for the corresponding periods of the preceding year. No grant of stock options was accounted for in the current year as the Company awaits shareholders’ approval, at the next general meeting, of all unallocated options issuable under the plan for three years starting June 29, 2013.

For the three-month and nine-month periods ended November 30, 2013, the depreciation of property, plant and equipment totalled $26,000 and $76,000, respectively, representing increases of $8,000 and $24,000 compared to the corresponding periods of last year, which are related to the Company’s moving to new premises at the end of last year.

For the three-month and the nine-month periods ended November 30, 2013, general exploration costs increased by $29,000 and $77,000, respectively, compared to the same periods of last year. The Company assigned a higher budget to prospecting of new exploration targets on the James Bay Territory and in Labrador. The year-to-date increase was partially offset by refundable tax credits for resources denied by Revenu Québec for the years 2008 to 2011, posted last year.

For the three-month and nine-month periods ended November 30, 2013, write-offs of properties totalled $234,000 and $2,172,000, respectively, compared to $784,000 and $1,061,000 for the corresponding periods of last year. In the current year, the Company proceeded with the following partial write-offs: Coulon ($1,348,000), Wabamisk ($400,000) and Sarcelle ($180,000). The partial write-off of the Coulon property was done on the relatively unexplored part of the property that is considered to have low discovery potential. The most significant write-offs of last year were done in the third quarter on the Murdoch property ($554,000) and the Pénélope property ($195,000).

Other Income

For the three-month period ended November 30, 2013, other income totalled $427,000 compared to $374,000 for the corresponding period of the preceding year, representing an increase of $53,000. For the nine-month period ended November 30, 2013, other income totalled $1,176,000 compared to $1,426,000 for the same period of the preceding year, representing a decrease of $250,000. Variations are detailed below.

For the current period, dividends and interest income totalled $229,000, representing a decrease of $47,000 compared to the same period of the preceding year. For the nine-month period, it totalled $753,000, a decrease of $104,000 compared to the same period of the preceding year. The decreases are mainly due to a lower level of bonds held by the Company and to a lower interest rate on these bonds.

Fees invoiced to partners during the current quarter totalled $11,000, representing a decrease of $51,000 from the corresponding period of the preceding year. During the current quarter, the Company received fees mainly from AAEC on the Ashuanipi project. Last year, the Company received fees from KGHM International Ltd. (KGHM) (Lac Gayot and Bienville) and Goldcorp Inc. (Corvet Est). For the nine-month period ended November 30, 2013, fees invoiced to partners totalled $162,000 compared to $409,000 for the same period of last year. The decrease is due mainly to important exploration work carried out with KGHM (Lac Gayot) during the first quarter of last year.

5

For the three-month and the nine-month periods ended November 30, 2013, the Company recognized gains on sale of available-for-sale investments of $13,000 and $167,000, respectively, compared to $27,000 and $168,000 for the same periods of the preceding year. These gains result mainly from the sale of bonds. There is no particular explanation for the quarterly variation.

For the three-month and nine-month periods ended November 30, 2013, the Company posted gains on investments held for trading of $174,000 and $437,000, respectively, compared to nil for the same periods of last year. These gains are due to the fair value revaluation of the warrants held by the Company.

In the previous quarter, the Company recognized an impairment loss of $342,000 on an investment in a public company. The Company concluded that the decline in value of the stock price of this investment was permanent due to the cut in the quarterly dividends.

Deferred Tax Recovery

For the three-month period ended November 30, 2013, the Company recognized a $562,000 deferred tax recovery compared to $435,000 for the same quarter of the preceding year. The variation is attributable to an increase in the favourable tax impact on flow-through shares partially offset by an increase in deferred tax liabilities. For the nine-month period ended November 30, 2013, the Company recognized a $2,120,000 deferred tax recovery compared to $1,705,000 for the same period of the preceding year. The variation is due mainly to a less important increase in deferred tax liabilities partially offset by a decrease in the favourable tax impact on flow-through shares.

Net Loss

In light of the above, the Company posted a net loss of $180,000 for the three-month period ended November 30, 2013, compared to $847,000 for the same period of the preceding year.

For the nine-month period ended November 30, 2013, the Company posted a net loss of $1,612,000 compared to $1,241,000 for the corresponding period of the preceding year.

SELECTED FINANCIAL INFORMATION

	Balance sheets as at
	November 30,	February 28,
	2013	2013
	$	$
Working capital	40,433,000	39,720,000
Mining properties	62,229,000	58,857,000
Total assets	107,420,000	104,814,000
Shareholders’ equity	95,292,000	91,892,000

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payments will depend on the Company’s financial needs to fund its exploration programs and its future financial growth, and any other factor that the board deems necessary to consider in the circumstances. It is highly unlikely that dividends will be paid in the near future.

LIQUIDITY AND FINANCING

As at November 30, 2013, cash amounted to $2,680,000 compared to $4,058,000 as at February 28, 2013 while the Company’s working capital totalled $40,433,000, representing an increase of $713,000 compared to the working capital recorded as at February 28, 2013. The variation is due mainly by a flow-through private placement completed in March 2013, partially offset by the exploration expenses incurred in the current year.

6

From management’s point of view, the working capital as at November 30, 2013, will cover current expenditures and exploration fees in the coming year. However, the Company may, from time to time, when market and financing conditions are favourable, proceed with fundraising to fund exploration of its most important mining projects.

Operating Activities

For the current quarter, cash flows from operating activities totalled $982,000, an increase of $1,226,000 compared to the same period of the preceding year. The variation results mainly from changes in accounts receivable and payable related to partners, offset partially by a reduction in the deferred royalties cashed. For the nine-month period ended November 30, 2013, cash flows used in operating activities totalled $1,113,000 compared to 2,862,000 for the same period of last year. This variation results mainly from changes in accounts payable related to advances from partners, offset partially by a reduction in the deferred royalties cashed.

Financing Activities

Cash flows provided from financing activities for the quarter ended November 30, 2013, amounted to $415,000 compared to $2,179,000 for the same period of the preceding year. The variation is mainly attributable to a private placement of $2,500,000 completed on November 16, 2012, offset partially by the temporary overdraft position of $705,000 recorded in the same period last year.

For the nine-month period ended November 30, 2013, cash flows provided from financing activities totalled $6,415,000 compared to $5,902,000 for the same period of the preceding year. On March 20, 2013, the Company completed a private placement of 331,800 flow-through common shares at a price of $18.10 per share for gross proceeds of $6,006,000. Last year, two private placements were completed on November 16, 2012 ($2,500,000) and on June 1, 2012 ($2,945,000) recorded in the same period last year.

Investing Activities

For the three-month period ended November 30, 2013, cash flows from investing activities totalled $132,000 compared to cash flows used in investing activities of $953,000 for the same period of the preceding year.

For the nine-month period ended November 30, 2013, cash flows used in investing activities totalled $6,680,000 compared to $8,966,000 for the same period of the preceding year.

The Company’s investing activities consist mainly of acquisition of mining properties, capitalization of exploration costs as well as buying and selling of short-term investments.

For the current quarter, the variation in short-term investments increased liquidities by $1,939,000 compared to $2,574,000 for the same period of the preceding year. The variation is attributable to a greater use of cash to fund last year’s exploration work.

For the nine-month period ended November 30, 2013, the variation in short-term investments increased liquidities by $483,000 compared to $2,752,000 for the same period of the preceding year. The variation is attributable to a greater use of cash to fund last year’s exploration work.

The acquisition of mining properties and the capitalization of exploration costs, net of tax credit, required disbursements of $1,802,000 for the current period compared to $3,194,000 for the same period of the preceding year. For the nine-month period ended November 30, 2013, disbursements totalled $7,150,000 compared to $11,341,000 for the same period of the preceding year. These decreases result mainly from more important exploration work carried out during last year, particularly on the Coulon property.

The variation in the acquisition of property, plant and equipment is mainly related to the Company’s last year moving to new premises (investment in the setup of a larger office space and in new furniture).

The variation in the acquisition of royalty interest is explained by last year’s acquisition of a royalty interest on the Eastmain property.

7

QUARTERLY INFORMATION

The information presented thereafter details the total expenses, other income, net earnings (net loss) and the net earnings (net loss) per common share for the last eight quarters.

Period			Net Earnings	Net Earnings (Net Loss) per Share
Ended	Expenses	Other Income	(Net Loss)	Basic	Diluted
	$	$	$
11-30-2013	1,169,000	427,000	(180,000)	(0.005)	(0.005)
08-31-2013	1,042,000	253,000	(29,000)	(0.001)	(0.001)
05-31-2013	2,696,000	496,000	(1,403,000)	(0.043)	(0.043)
02-28-2013	2,554,000	157,000	(1,662,000)	(0.052)	(0.052)
11-30-2012	1,656,000	374,000	(847,000)	(0.026)	(0.026)
08-31-2012	1,698,000	438,000	(668,000)	(0.021)	(0.021)
05-31-2012	1,018,000	615,000	275,000	0.009	0.008
02-29-2012	1,730,000	384,000	(645,000)	(0.021)	(0.021)

ANALYSIS OF QUARTERLY RESULTS

As the Company’s business is in the mining exploration field, it receives no earnings from operations. Quarterly changes in other income have no specific trend except for interest and dividend income that go along with the working capital value and the change in the bond market interest rates. Gains on sale of investments or mining properties may vary considerably from one quarter to another. Fees invoiced to partners vary according to agreements and budgets in connection with these agreements. There is no trend to be observed.

CONTRACTUAL OBLIGATIONS

There was no material change in the Company’s contractual obligations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During the three-month period ended November 30, 2013, general administrative expenses required disbursements of nil compared to $29,000 for the same period of the preceding year. Since the beginning of the current year, disbursements totalled $49,000 compared to $87,000 for the same period of the preceding year. These amounts have been paid to companies owned by a director.

These transactions are conducted in the normal course of operations.

SUBSEQUENT EVENT

On December 20, 2013, the Company subscribed by way of a private placement for 555,556 common shares of TerraX at a price of $0.45 per share for gross proceeds of $250,002. The private placement includes half a warrant per share and each whole warrant will entitle the Company to purchase one common share at a price of $0.50 for a period of 24 months.

Following the private placement, the Company holds the beneficial ownership and control of 10.51% of the outstanding common shares of TerraX.

8

CARRYING VALUE OF MINING PROPERTIES

At the end of each quarter, exploration work is reviewed to evaluate the potential of each mining property. Following this analysis, write-offs are recorded when required.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Please refer to the appropriate section of the financial statements included in our 2013 Annual Report for a complete description of our accounting policies. There have been no significant changes in the Company accounting policies and estimates since February 28, 2013, except for the changes in accounting policies listed below.

CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new and revised standards, along with any consequential amendments, effective March 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IAS 1 – Presentation of Financial Statements (“IAS 1”)

The Company has adopted the amendments to IAS 1 effective March 1, 2013. These amendments required the Company to group other comprehensive loss items based on whether or not they may be reclassified to net earnings in the future. These changes did not result in any adjustments to other comprehensive income (loss) or comprehensive income (loss).

IFRS 10 – Consolidated Financial Statements (“IFRS 10”)

IFRS 10 replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27. The adoption of IFRS 10 did not affect the Company’s financial statements.

IFRS 11 – Joint Arrangements (“IFRS 11”)

IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). We conducted a review of our working interests and determined that the adoption of IFRS 11 did not result in any change in the accounting treatment of these working interests.

IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosures that address the nature of, and risks associated with, an entity’s interests in other entities. The standard includes disclosure requirements for entities covered under IFRS 10 and IFRS 11. The adoption of IFRS 12 did not affect the Company’s financial statements.

IFRS 13 – Fair Value Measurement (“IFRS 13”)

IFRS 13 provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on March 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at March 1, 2013.

9

FUTURE ACCOUNTING CHANGES

There have been no changes in future accounting changes as described in the Company’s 2013 annual Management’s Discussion and Analysis, except for the ones adopted and described in the preceding section “Changes in Accounting Policies”.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares, without par value. As at January 14, 2014, a total of 33,068,383 shares were outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at January 14, 2014, a total of 1,981,300 stock options were outstanding. The expiry dates vary from April 6, 2016 to January 15, 2023. There was a grant of 168,250 stock options on July 29, 2013, but they are not included in the number of stock options outstanding as they cannot be exercised prior to the next shareholders’ annual meeting further to the refusal by the Toronto Stock Exchange to recognize the approval by the shareholders of the Corporation, at the annual meeting of June 26, 2013, of all unallocated stock options granted under the stock option plan of the Corporation.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with IFRS in its financial statements. The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls over financial reporting to the issuers. They established the internal control over financial reporting or had it established under their supervision in order to obtain reasonable assurance about the reliability of the financial reporting and to make sure that the financial statements were being prepared in accordance with IFRS.

The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were changes to ICFR during the quarter ended November 30, 2013, that have materially affected, or that are reasonably likely to materially affect ICFR. No such changes were identified through their evaluation.

RISK FACTORS AND UNCERTAINTIES

There have been no significant changes in the risk factors and uncertainties the Company is facing, as described in the Company’s annual Management's Discussion and Analysis as at February 28, 2013.

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

This Management’s Discussion and Analysis has been prepared as at January 14, 2014, date of the approval by the Board of Directors. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Robin Villeneuve
President and CEO	Chief Financial Officer

10

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, André Gaumond, President and Chief Executive Officer of Virginia Mines Inc., certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Virginia Mines Inc. (the “issuer”) for the interim period ended November 30, 2013.

2.

No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings:

a.

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

i.

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1

Control framework: The control framework the issuer's the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

5.2

ICFR – material weakness relating to design: N/A.

5.3

Limitation on scope of design: N/A.

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning September 1, 2013, and ended November 30, 2013, that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

January 14, 2014

/s/ André Gaumond
André Gaumond President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Robin Villeneuve, Chief Financial Officer of Virginia Mines Inc., certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Virginia Mines Inc. (the “issuer”) for the interim period ended November 30, 2013.

2.

No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings:

a.

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

i.

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1

Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

5.2

ICFR – material weakness relating to design: N/A.

5.3

Limitation on scope of design: N/A.

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning September 1, 2013, and ended November 30, 2013, that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

January 14, 2014

/s/ Robin Villeneuve
Robin Villeneuve Chief Financial Officer